October 14, 2004

via U.S. mail							via facsimile

Mr. David Zaikin						Mr. David Love, Esq.
Chairman & Chief Executive Officer			(713) 524-4122
Siberian Energy Group Inc.
275 Madison Ave., 6th Floor
New York, NY 10016

Re:	Siberian Energy Group Inc.
	Form SB-2 filed September 10, 2004
	File No. 333-118902

Dear Mr. Zaikin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed atthe end of this letter.

Form SB-2

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. At times, your disclosure appears inconsistent with the status of your current business operations. As appropriate, please revise to include necessary context, including an emphasis on your lack of an operating history and failure to generate any operating revenues since inception. For example, you refer to your "mineral properties," you state you are "engaged in the acquisition and exploration of mining properties" and you indicate you are "commencing the research and exploration stage of our mining operations." However, it appears you have rights related to only one property and that you are not engaged in the acquisition or exploration of any properties. Your registration statement should provide a fair and complete picture of your business, including balanced and accurate disclosure.

In this regard, we note that your licenses are only for 5 years and can be renewed for 25 years but only if you discover hydrocarbons (page 28). You should include a risk factor to this effect and revise your disclosure throughout your filing to address the impact if you do not find hydrocarbons within that 5 year period.

4. We did not find disclosure fully responsive to Item 5 of Form SB-
2. Please revise to ensure that you have complied with the requirements of Item 5 of Form SB-2. We may have additional comments.

5. For your calculation of registration fee table, label those numbers that correspond to the footnotes.

Prospectus Cover Page

6. We note that you currently lack a market for the company`s common stock. Consequently, disclose on the cover page of the prospectus that the selling shareholders will sell at a price of $x.xx per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Please confirm that if you want to sell the securities at a price that is different from the price that appears in your final prospectus, you will file a post-effective amendment beforehand. Note that you are not eligible to conduct an "at the market offering." See Rule 415(a)(4).

In this regard, the staff deems the offering of shares by Victor Repin and Zaural Neftegaz to constitute a primary offering by the company. We note that those parties are control persons of the issuer. See the last sentence of Section 2(11) of the Securities Act of 1933. Even after listing on the OTCBB, sales by those parties would constitute a primary offering. Any change in price would require the filing of a post-effective amendment.

7. Revise the last two paragraphs to remove the "all caps" presentation.

Prospectus Summary, page 5

8. Tell us what affiliation, if any, existed between the company and ZNG prior to the issuance of shares in May 2003.

Risk Factors, page 7

9. Eliminate language that tends to mitigate the risk you discuss. Examples of this are statements such as "we hope that we will have revenues" or "while this is not out of the ordinary."

10. Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "We lack a market for our common stock," "We lack profits from operations" and "We lack an operating history which you can use to evaluate us."

We lack an operating history..., page 7

11. Disclose the total amount of losses to date.

We lack profits from operations, page 8

12. Delete the second sentence as it mitigates the risk you are discussing. In this regard, until your exploration activities confirm that you have proved reserves, it is inappropriate for you to make such statements such as that you "plan to begin production in 2005."

Our business is speculative and risky, page 8

13. Delete the second sentence as it mitigates the risk you are discussing.

Our industry is competitive..., page 8

14. Reconcile the discrepancy between the discussion in this section that there are low barriers to entry into the oil and gas industry and that on page 27 which discusses certain barriers to entry that provide "a great deal of insulation for players."

We rely upon key personnel..., page 9

15. Please disclose if any of your "key personnel" are not under contract and discuss specifically which personnel upon which you rely and why. If you do not have "key man" insurance for these individuals, so indicate.

Special Note Regarding Forward-Looking Statements, page 10

16. As your risk factors section makes clear, your stock is subject to the penny stock rules. Therefore, the safe harbor that the PSLRA of 1995 otherwise would provide is unavailable. Ensure that all your filings and company statements, including press releases, do not refer to the safe harbor or otherwise suggest it is applicable.

Employment Agreements, page 13

17. Move this discussion to the section entitled "Executive
Compensation."

Security Ownership of Certain Beneficial Owners and Management, page
17

18. Add a reference to footnote (2) in the row for Zaural Neftegaz.

Description of Business

	General

19. We note that all activities related to the Company`s previous business ventures were essentially discontinued prior to January 1, 2000. Briefly discuss why this occurred and the current status of these ventures or cross-reference to where these issues are discussed.

History, page 18

20. Expand this section to explain why the company changed its name to Talking Cards, Oysterking and 17388; and clarify whether management and control of the company changed also.

21. In the fourth paragraph on page 19, identify the oil and gas licenses rather than use the vague term "certain" or provide a cross-reference to where greater description of those licenses is located.

22. Explain in more detail the creation of, and transaction with, Siberian Energy (Canada). What was the business purpose of creating the subsidiary? Explain what you mean by the term "capital subsidiary" and how it came to have a book value of $7.00.

The Parent - Siberian Energy Group Inc....page 20

23. Identify the other company that holds exploration licenses in Kurgan Oblast.

24. Delete the second paragraph as it has no bearing on whether the properties for which you have licenses will contain proved reserves.

History of Industrial Development in Russia, page 20

25. Describe for us the "additional industries" Kurgan is seeking to develop and the relevance of that to the success of your operations.

Market Size and Share, page 25

26. Provide us with objective support for your statement that you
"have the commitment of the local government" or delete that statement.

Financing Strategy, page 26

27. Disclose the time frame of the three stages you plan to use to finance your projects.

28. Quantify the amount of funds you will need to complete each of the three stages.

Alliance and Partnering Strategy, page 26

29. Explain what you mean by the phrase "leverage key relationships."

Exploration and Production Strategy, page 27

30. Explain in more detail what you mean by "an element of risk sharing" and provide examples of how that would work.

Marketing Strategy, page 27

31. Since you have not yet even begun exploration to determine if your properties contain hydrocarbons, it is premature to be discussing marketing of production. Revise this section to make it clear that these activities could only occur if you discover hydrocarbons within your license period and are able to successfully extract those quantities and that there is no assurance that you will do so.

Competition, page 27

32. In the second sentence, replace "upon proving hydrocarbons" with "if hydrocarbons are found."

33. As you are in the early stages, it is unclear what you mean by "the Company`s multi-year history in the province as well as its large concessions provides [it] with a strong leadership position." Please advise or revise.

34. You describe your competitors as "a very large number of junior players." Explain what you mean by the term "junior players." Are you in that category? Also, are there any large corporations seeking to establish operations in this area?

Costs and Effects of Compliance with Environmental Laws, page 28

35. Disclose the actual costs associated with complying with all applicable laws and regulations, such as the cost to acquire your exploration licenses.

Management`s Discussion and Analysis..., page 29

	Overview, page 29

36. Delete the second sentence. There is no assurance that you will be successful in discovering hydrocarbons and, even if you do, that you will be able to extract it at price and cost levels resulting in "significant profits" for your shareholders.

37. Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.

38. It is not clear in the third paragraph how your strategy will result in "forcing ZNG`s efforts and resources." Revise or delete that statement. Also, delete the statement that accelerated development will "generate revenues earlier." There is no assurance that price and cost levels will generate such revenues. Part 3 of that paragraph is unclear. Provide support for that statement or delete that phrase.

Estimate of the Amount Spent During Each of the Last Two Fiscal Years on Research and Development, page 30

39. Tell us what you mean by "time market research."

Liquidity and Capital Resources, page 31

40. We note that for the six months ended June 30, 2004, the Company received $34,426 in additional paid-in capital. Disclose where this additional capital arose.

41. Provide greater detail as to why there is at least a 50% chance that your tax net operating loss carryforwards as of December 31, 2003 will expire unused.

Description of Property, page 32

42. Disclose from whom your properties are leased, and advise whether the properties are used by any others or for any other purpose.

Executive Compensation, page 34

43. Please include those executives listed in the table on page 11 in the table in this section to ensure full compliance with Item 402 of Regulation S-B.

Plan of Distribution and Selling Stockholders, page 37

44. Please tell us whether any of the selling stockholders are a broker-dealer or an affiliate of a broker-dealer.

45. Identify any selling shareholders who have had any position, office or other relationship with the company, its predecessors or affiliates. We note, for instance, that Victor Repin and Zaural Neftegaz are among the selling shareholders. See Item 507 of Regulation S-B.

46. Identify the beneficial owner of the shares held by Zaural
Neftegaz.

47. Clarify how and when the selling shareholders acquired their shares. We note the disclosure under Item 26 but are unable to reconcile that information with the table on page 37.

Signatures

48. It appears that not all of the required signatures are present. Ensure that you have complied with the Instructions for Signatures on Form SB-2.

Engineering Comments

Risk Factors, page 7

49. Expand your risk factor discussion to include the requirement that 70% of your production must be sold to the domestic Russian market and that you have no experience in dealing with major oil service companies, e.g. Schlumberger, Halliburton, BJ Services etc.

Our Business is Speculative and Risky, page 8

50. Here you state, "We hope that since our operating fields are part of the western Siberia Basin in Russia, one of the world`s richest resource regions, the probability of finding hydrocarbon deposits is relatively high". Delete this statement as it mitigates your presentation of risk.

The Subsidiary - Zaural Neftegaz, page 20

51. Amend your document to explain that Russia`s overall rank among world oil producers does not necessarily mean that you will be successful in oil and gas exploration and production.

52. Delete your statement, "The Kurgan region was not assigned to oil production and as a result, the area has many untapped oil and gas resources." as it is unsupported by technical information.

Geography, page 21

53. Amend your statement, "The blocks that ZNG owns are located..." to disclose that you have only extractive rights here.

54. Amend your narrative here about the surrounding regions to disclose the fact that this gives no evidence that your future operations in the Kurgan Oblast will be successful.

55. Here you state, "This area [Kurgan] has been surveyed by the Russian Ministry of Geology, which has determined that this area has commercial prospects for the production of oil, gas and other petroleum products". Amend you document to support this statement with technical information or delete it. Address whether the Ministry made this determination specifically for each of your four license areas. Supplementally submit to us the pertinent engineering and geological information that supports this statement.

Exploration Rights - Testing and Study, pages 22-23

56. Here and elsewhere you use technical terms that are not familiar to the public. Amend your document to define/explain such terms as initial arrival method (IAM), depth point measuring method (DPMM), abyssal entry method (AEM), abyssal seismic entry method (ASEM), parametric drilling, gravitational, magnetic and aerospace surveys, thermal, radiant, vapour-chromotography, microbiologic oil geology methods, geo-dynamic and local tectonic testing. Include the "fifteen different methods" of the Institute of Oil and Gas Geology on page 25. Consider including a glossary for these and other technical terms.

57. Here you state, "ZNG has reviewed the government-supplied geographical [sic] data relating to the Exploration Rights and is currently at the seismic survey stage. Currently, all four blocks covered by the Exploration Rights are being evaluated and explored". Amend this to explain the individual methods you are using to evaluate and explore these license areas. Be advised we do not consider seismic data to be sufficient for the attribution of proved reserves.

58. Amend your statement, "If ZNG determines to develop the areas covered by the Exploration Rights, ZNG expects to encounter Urals blend oil." so the public is aware that this determination cannot be made without the drilling of successful wells.

Competition, page 24

59. Here you discuss the September, 2003 award of licenses in the Tyumen area, some of which cover blocks that are within 60 miles of yours in the Kurgan Oblast. Amend this to disclose that this gives no support to future success for your development efforts in Kurgan.

Markets Size and Share, page 25

60. Amend the statement beginning, "Furthermore, ZNG`s own collector pipeline systems have a rail and truck transfer station which allows it to collect oil from its four blocks..." so the reader is informed that this pipeline has not been built.

Drilling Activities in the Region, page 25

61. Expand your discussion of current and past drilling activities to disclose whether any wells have been drilled on your license areas.

Marketing Strategy, page 27

62. Amend your document to disclose the distance from the Omsk area refineries to each of your license areas.

Competition, page 28

63. Here you state, "Moving forward, SEG will compete for new licenses by leveraging its established business, labor and government relationships, and a proven track record". Amend this so that the reader is informed that none of these goals has been accomplished.

Need for Government Approval, page 28

64. Expand your discussion here to disclose the fact that federal and local government approval may be required for conversion of exploration licenses to production licenses and extension of production licenses beyond their initial term.


Overview, page 29

65. Here you state, "ZNG has compiled data in the Eastern part of the Kurgan region, by analyzing; prior geological, geophysical and lithographic exploration works in the region, data, maps, and reports from 12 test wells drilled between 1979-1986, profile sections, correlation schemes, and geographic maps of the region." Expand this to disclose the extent to which your licensed blocks are included in the above database.

66. Expand the discussion of "four high potential areas" to disclose if these are your licensed areas, the location and size of each licensed area, the terms of the license and the exploration activities you have completed here as of the date of this filing.

Plan of Operation for the Next Twelve Months, page 29

67. Here you state, "It is anticipated that private equity from the current investor group will finance initial surveys up to $1 million, a issue of shares is expected to finance secondary survey and initial exploration to the point of establishing proven reserves. This cost is estimated at approximately $5 million. Future exploration and development is expected to be financed through debt which SEG is confident will be forthcoming once reserves are proven." Be advised that we require economic feasibility and regulatory compliance as well as technical support for the attribution of proved reserves. Amend your document to inform the reader that there you can give no assurance of your success in finding proved reserves.

68. Amend your document to provide a schedule of the components of the $5 million cost above.

Liquidity and Capital Resources, page 31

69. Supplementally, submit to us the "independent geological evaluation of oil reserves on the licensed areas performed in 2004".

Closing Comments

	Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Please direct questions regarding accounting issues and related disclosures to John Weitzel at (202) 942-1807 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all questions regarding engineering comments to Ron Winfrey,
Oil and Gas Engineer, at (202) 942-1778.  Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or,
in his absence, to the undersigned at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	J. Weitzel
	B. Stem
	R. Winfrey
	J. Wynn

Siberian Energy Group Inc.
October 14, 2004
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405
DIVISION OF CORPORATION FINANCE